Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the fiscal year ended: December 31, 2004
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

For the transition period from ________ to _________

Commission File Number: 000-32057

American Physicians Assurance Corporation 401(k) Plan

(Full Title of Plan)

American Physicians Capital, Inc.

1301 N. Hagadorn Road
East Lansing, MI 48826-1471

(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal
Executive Office)

American Physicians Assurance
Corporation 401(k) Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003
with Report of Independent Registered
Public Accounting Firm

American Physicians Assurance Corporation
401(k) Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003

*	Other schedules required by Section 2520.103.10 of the Department of Labor and Regulations and Disclosure Under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Board of Directors
American Physicians Assurance Corporation
East Lansing, Michigan

We have audited the accompanying statement of assets available for benefits of American Physicians Assurance Corporation 401(k) Plan as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of American Physicians Assurance Corporation 401(k) Plan as of December 31, 2004, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Grand Rapids, Michigan
June 7, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
American Physicians Assurance Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Physicians Assurance Corporation 401(k) Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
June 24, 2004

American Physicians Assurance Corporation
401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2004	2003
Investments:
Participant directed investment accounts	$10,312,077	$10,953,885
Participant loans	83,208	152,666

Assets available for benefits	$10,395,285	$11,106,551

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
401(k) Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Additions:
Participant contributions	$1,032,408	$1,169,031
Participating employers’ contributions	476,261	583,740
Rollover contributions	2,487	707,166
Interest income	43,994	51,675
Net realized and unrealized appreciation in fair value of investments	921,772	1,893,094

Total additions	2,476,922	4,404,706

Deductions:
Benefit payments	1,727,429	771,139
Investment expenses	3,653	2,203
Other	26,404	7,706

Total deductions	1,757,486	781,048

Net increase in assets available for benefits	719,436	3,623,658

Assets transferred out (Note 4)	1,430,702	—

Assets available for benefits at beginning of year	11,106,551	7,482,893

Assets available for benefits at end of year	$10,395,285	$11,106,551

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of the Plan

The following is a description of the American Physicians Assurance Corporation 401(k) Plan (“the Plan”) and provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which, through September 30, 2004, covered employees of American Physicians Assurance Corporation, Alpha Advisors, Inc., SCW Agency Group, Inc. (“SCW”) and KMA Insurance Agency, Inc. (“KMA”)(“Participating Employers”). Effective October 1, 2004, SCW and KMA elected to discontinue their participation in the Plan. The impact of this event is more fully described in Note 5.

Employees are eligible to participate in the Plan as of January 1 or July 1 following the completion of 6 months and 500 hours of service and having reached the age of 21. The Plan’s operations are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants can elect to defer and contribute to the Plan up to 50 percent of their pretax annual compensation, as defined in the Plan, not to exceed limitations contained in Internal Revenue Code (“IRC”) Section 402 (g). The Participating Employers make a contribution equal to 100 percent of the participant’s deferred compensation, up to three percent of the participant’s eligible compensation, and 50 percent of the participant’s deferred compensation which exceeds three percent but does not exceed five percent of the participant’s eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts

Each participant’s account is credited with participant’s deferrals, the Participating Employers’ contribution and the earnings of the participant’s accounts. The participant’s account earnings are based on the number of units of each fund owned by the participant, and vary from participant to participant based on the investment fund options that each individual participant has elected. The benefit to which a participant is entitled in the event of death, disability or separation from service, is the vested total of the participant’s account balance.

Vesting

Participants are immediately vested in both voluntary employee deferrals and Participating Employers’ contributions, plus earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may self-direct employee and employer contributions in any of the investment options that are available under the Plan, with the exception of the CIGNA Direct Fund, which is a self-directed brokerage account. Employee deferrals and employer contributions may not be directed to the CIGNA Direct Fund, but rather funds must be transferred into the fund from other funds. The initial transfer into the CIGNA Direct Fund must be at least $2,500, and subsequent transfers to the fund account must be in amounts of at least $1,000.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance. If a participant’s account balance is less than $5,000, a single lump sum payment is required. Benefits are recorded when paid. At December 31, 2004 and 2003 there were no distributions requested, but not yet paid.

Participant Loans

A participant may borrow from the Plan an amount not in excess of 50% of the participant’s vested account balance. In no event can the participant borrow less than $1,000 or more than $50,000. Loans are for a period not exceeding five years, except in the case of loan proceeds used to acquire a principal residence. Loans bear interest at an agreed-upon percentage based on prevailing market rates existing at the time a participant loan is made, ranging from 6.00% to 10.75% at December 31, 2004.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been presented on the accrual basis.

Investment Valuation

The current value of the units owned by the Plan in the investment accounts, excluding the Guaranteed Income Fund, is based on quoted redemption values on the last business day of the plan year. The Guaranteed Income Fund is an unallocated insurance contract, valued by Prudential and is stated at contract value, which approximates market value.

The Guaranteed Income Fund interest rates are declared in advance and are guaranteed for six months. The net interest rate at December 31, 2004 was 3.2%, and the minimum crediting rate under the contract is 1.5%.

The difference between the selling price and cost, or previously stated fair market value, of investments is reported as net realized and unrealized appreciation or depreciation in the statement of changes in net assets. The difference between fair market value and cost, or previously stated fair market value of investments, is also reported as net realized and unrealized appreciation or depreciation in the statements of changes in net assets.

All income, as well as all investment gains and losses, is allocated to each participant’s account in the proportion that each participant’s account balance bears to the total of all account balances for each particular fund.

Administrative Expenses

Administrative expenses, with the exception of certain investment expenses of the Plan, were paid by the Participating Employers.

Risks and Uncertainties

The Plan’s investments ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of assets available for benefits.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. Investments

Participants direct their entire account balance between 20 investment funds and American Physicians Capital, Inc. common stock, through the service provider under contract with the trustee of the Plan, Prudential Financial Services (“Prudential”) (formerly CIGNA Bank and Trust Company FSB). American Physicians Capital Inc. is the parent company for American Physicians Assurance Corporation, the primary Participating Employer.

The Plan’s investments are held by Prudential.

At December 31, 2004 and 2003, the following investments, at fair value, exceed five percent of the value of Plan assets available for benefits:

	2004	2003
Standard and Poor’s 500 Index Fund	$1,266,415	$1,067,626
Guaranteed Income Fund	1,159,535	1,327,711
Small Company Stock — Growth I — TimesSquare Capital Management	1,073,019	1,436,431
Mid Cap Value Fund — Wellington Management	1,034,753	1,025,296
Alliance Growth & Income A Fund	890,851	1,033,801
Oppenheimer Global A Fund	861,769	899,490
Balanced/Dresdner RCM Fund	743,040	1,075,057
CIGNA Lifetime 40 Fund	—	571,146

The Plan’s investments in employer issued common stock and self-directed brokerage accounts totaled $51,051 and $29,195, respectively, at December 31, 2004.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements (continued)

4. Related-Party Transactions

Effective October 1, 2004, SCW and KMA elected to discontinue their participation in the Plan. On October 1, 2004, $1,430,702 of the assets attributable to participants employed by those entities was spun-off to a plan established by SCW and KMA. The Plan does not consider Participating Employers’ contributions to the Plan to be party-in-interest transactions.

Certain plan investments are funds managed by Prudential, the Plan’s trustee, and as such are considered party-in-interest transactions. Fees paid by the Plan to Prudential for investment management were $3,653 and $2,203 for the years ended December 31, 2004 and 2003.

5. Plan Amendments

Effective October 1, 2004, SCW and KMA elected to discontinue their participation in the Plan. On October 1, 2004, $1,430,702 of the assets attributable to participants employed by those entities was spun-off to a plan established by SCW.

6. Income Tax Status

The Plan obtained its latest determination letter on November 15, 2002, in which the Internal Revenue Service stated that the plan and related trust, as then designed, were in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Plan Termination

Although they have not expressed any intent to do so, the Participating Employers have the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA.

8. Subsequent Events

Effective January 1, 2005, the American Physicians Assurance Corporation Pension Plan (“Pension Plan”) was merged into the Plan. The transfer of these assets, in the amount of $7,333,431, from Merrill Lynch to Prudential, the trustee of the Plan, was completed on March 28, 2005.

American Physicians Assurance Corporation
401(k) Plan
Schedule H, line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

	(b)	Identity of Issue, Borrower,	(c)	Description of Investment Including Maturity Date,		(e)	Current
(a)		Lessor or Similar Party		Rate of Interest, Collateral, Par or Maturity Value	(d) Cost +		Value

*		Prudential Financial Services		Dryden Standard and Poor’s 500 Index Fund			$1,266,415
*		Prudential Financial Services		Guaranteed Income Fund			1,159,535
*		Prudential Financial Services		Small Company Stock - Growth I - TimesSquare Capital Management			1,073,019
*		Prudential Financial Services		Mid Cap Value Fund - Wellington Management			1,034,753
*		Prudential Financial Services		Alliance Growth & Income A Fund			890,851
*		Prudential Financial Services		Oppenheimer Global A Fund			861,769
*		Prudential Financial Services		Balanced/Dresdner RCM Fund			743,040
*		Prudential Financial Services		Lifetime 40 Fund			489,836
*		Prudential Financial Services		Lifetime 50 Fund			437,806
*		Prudential Financial Services		Oakmark Select I			390,207
*		Prudential Financial Services		Large Cap Growth/Dresdner RCM Fund			315,138
*		Prudential Financial Services		Lifetime 20 Fund			301,200
*		Prudential Financial Services		Templeton Foreign			281,965
*		Prudential Financial Services		Lifetime 30 Fund			255,966
*		Prudential Financial Services		Waddell & Reed Accumulative A Fund			250,033
*		Prudential Financial Services		Small Company Stock - Value III - TCW Asset Management			179,904
*		Prudential Financial Services		Mid Cap Growth Fund - Artisan Partners			172,581
*		Prudential Financial Services		Lifetime 60 Fund			94,475
*		Prudential Financial Services		American Physicians Capital, Inc. Common Stock			51,051
*		Prudential Financial Services		Prudential Short-Term Bond Fund			33,339
*		Prudential Financial Services		CIGNA Direct			29,195

							10,312,078

*		Participant Loans		Interest rates of 6.00% to 10.75% maturing between 2005 and 2010.			83,207

		Total Investments					$10,395,285

There were no assets reportable as both acquired and disposed of within the plan year.

*	Denotes a party-in-interest.

+	Information not required per Department of Labor reporting requirements.

Employer identification number: 38-2102867
Three digit plan number: 002

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	American	Physicians Assurance Corporation
401(k)Plan

Date: June 29, 2005		/s/ Nancy Axtell

Nancy Axtell,
Vice President of Human Resources
American Physicians Capital, Inc.

Exhibit Index

Exhibit 23.1	Consent of BDO Seidman, LLP (1)

Exhibit 23.2	Consent of PricewaterhouseCoopers LLP (1)

(1)	Filed herewith